

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

MEMORANDUM


03029888

To : Directors
Allgreen Properties L

From : Company Secretary

Date : 27 August 2003

Re : Allgreen Properties Limited ("APL") – Second Quarter 2003 Financial Statement

---

We forward herewith a copy of APL's Second Quarter 2003 Financial Statement released this evening for your information.

Regards,

Isoo Tan

enc

File No. 82-4959

cc: U.S. Securities and Exchange Commission
Attn: Ms Rani Doyle

File No. 82-4959

MASNET No. 31 OF 27.08.2003
Announcement No. 31

ALLGREEN PROPERTIES LIMITED

SECOND QUARTER AND HALF YEAR 2003 FINANCIAL STATEMENTS ANNOUNCEMENT



2ndQuarterResults.pd

Submitted by Ms Isoo Tan, Company Secretary on 27/08/2003 to the SGX

File No. 82-4959

ALLGREEN PROPERTIES LIMITED
Second Quarter and Half Year 2003 Financial Statements Announcement

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

GROUP PROFIT AND LOSS ACCOUNTS FOR THE:

	Quarter ended 30 June			Half year ended 30 June		
	2003	2002	Change	2003	2002	Change
	S$'000	S$'000	%	S$'000	S$'000	%
Revenue	**43,685**	**117,187**	**(62.72)**	**163,818**	**329,088**	**(50.22)**
Cost of sales	(17,179)	(67,253)	(74.46)	(96,079)	(209,312)	(54.10)
Gross profit	**26,506**	**49,934**	**(46.92)**	**67,739**	**119,776**	**(43.45)**
Other operating income including interest income	1,154	849	35.92	2,180	1,860	17.20
Distribution and selling expenses	(495)	(1,182)	(58.12)	(1,671)	(2,426)	(31.12)
Administrative expenses	(3,064)	(3,853)	(20.48)	(6,956)	(7,845)	(11.33)
Depreciation	(1,754)	(1,994)	(12.04)	(3,511)	(4,242)	(17.23)
Other operating expenses	(390)	(346)	12.72	(776)	(679)	14.29
Profit from operations	**21,957**	**43,408**	**(49.42)**	**57,005**	**106,444**	**(46.45)**
Interest expense	(3,980)	(4,727)	(15.80)	(8,437)	(9,528)	(11.45)
Other finance costs	(82)	(78)	5.13	(158)	(156)	1.28
Share of results of associated companies	82	(39)	nm	49	(59)	nm
Profit before taxation	**17,977**	**38,564**	**(53.38)**	**48,459**	**96,701**	**(49.89)**
Taxation	(3,563)	(1,518)	nm	(9,839)	(14,892)	(33.93)
Profit after taxation but before minority interests	**14,414**	**37,046**	**(61.09)**	**38,620**	**81,809**	**(52.79)**
Minority interests	(997)	(2,894)	(65.55)	(2,927)	(10,780)	(72.85)
Profit attributable to shareholders	**13,417**	**34,152**	**(60.71)**	**35,693**	**71,029**	**(49.75)**

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

BALANCE SHEETS AS AT:

	Group		Company	
	30/06/03	31/12/02	30/06/03	31/12/02
	S$'000	S$'000	S$'000	S$'000
Property, plant and equipment	185,830	185,215	524	501
Investment properties	1,236,750	1,236,750	-	-
Deposits paid	1,530	-	-	-
Subsidiary companies	-	-	1,622,801	1,680,659
Associated companies	5,625	5,640	3,510	3,510
Current Assets				
Stocks	268	351	-	-
Development properties	1,267,760	1,295,707	-	-
Trade debtors	21,667	173,567	707	-
Other debtors	47,069	36,197	257	277
Bank and cash balances	150,016	141,719	579	357
Total current assets	1,486,780	1,647,541	1,543	634
Total assets	**2,916,515**	**3,075,146**	**1,628,378**	**1,685,304**
Share capital	525,000	525,000	525,000	525,000
Reserves	646,709	675,374	324,768	353,433
Retained profits	415,048	379,355	509,607	505,828
	1,586,757	1,579,729	1,359,375	1,384,261
Minority interests	293,334	305,310	-	-
Long-term borrowings	593,650	785,144	-	-
Rental deposits	7,734	7,619	-	-
Deferred taxation	45,620	49,126	-	-
Current liabilities				
Trade creditors	60,292	68,295	3,596	9,306
Rental deposits	6,388	6,516	-	-
Other creditors	189	366	-	-
Advances from subsidiary companies	-	-	261,166	177,706
Advances from associated companies	1,595	935	1,265	605
Provision for taxation	32,617	38,441	2,976	2,376
Borrowings	288,339	233,665	-	111,050
Total current liabilities	389,420	348,218	269,003	301,043
Total equity and liabilities	**2,916,515**	**3,075,146**	**1,628,378**	**1,685,304**

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 30/6/2003 (S$'000)		As at 31/12/2002 (S$'000)	
Secured	Unsecured	Secured	Unsecured
258,770	29,569	110,346	123,319

Amount repayable after one year

As at 30/6/2003 (S$'000)		As at 31/12/2002 (S$'000)	
Secured	Unsecured	Secured	Unsecured
593,650	-	785,144	-

Details of collateral

Borrowings are secured by the following:

a) a deed of debenture creating fixed and floating charges on certain subsidiary companies' assets;

b) a deed of assignment of rental proceeds and all monies standing to the credit of the project accounts, rental and sale proceeds accounts of certain subsidiary companies;

c) first legal mortgages on certain subsidiary companies' investment and development properties and assignment of all rights, titles and interests on all sale and tenancy agreements, building agreements, construction contracts, guarantees, performance bonds, insurance policies and any other contracts in respect of the investment and development properties of certain subsidiary companies; and

d) corporate guarantees given by the Company and the minority shareholders of certain subsidiary companies.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

CONSOLIDATED CASHFLOW STATEMENTS FOR THE:

	Quarter ended 30 June		Half year ended 30 June	
	2003	2002	2003	2002
	S$'000	S$'000	S$'000	S$'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Net profit before taxation	17,977	38,564	48,459	96,701
Adjustments for:				
Share of results of associated companies	(82)	39	(49)	59
Provision for diminution in value of development properties written back	(1,111)	(9,849)	(4,251)	(14,685)
Depreciation of property, plant and equipment	1,754	1,994	3,511	4,242
Gain on disposal of property, plant and equipment (net)	(2)	(2)	-	(13)
Interest income	(285)	(115)	(608)	(259)
Interest expense	3,980	4,727	8,437	9,528
Operating profit before working capital changes	**22,231**	**35,358**	**55,499**	**95,573**
(Increase)/decrease in stocks	(15)	(187)	83	(213)
(Increase)/decrease in development properties	(7,650)	21,019	36,542	123,790
Decrease/(increase) in trade and other debtors	65,117	(10,311)	141,028	(157,157)
(Increase)/decrease in trade and other creditors	2,212	(20,461)	(8,180)	(3,507)
Decrease in rental deposits	(244)	(211)	(13)	(307)
Cash generated from operations	**81,651**	**25,207**	**224,959**	**58,179**
Interest paid	(8,187)	(8,352)	(14,655)	(18,344)
Income tax paid	(14,711)	(8,461)	(19,155)	(7,923)
Net Cash generated from operating activities	**58,753**	**8,394**	**191,149**	**31,912**
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of property, plant and equipment	20	-	21	34
Additions to property, plant and equipment	(2,336)	(408)	(4,147)	(761)
Deposits paid	(1,530)	-	(1,530)	-
Dividends paid - by Company	(28,665)	(24,570)	(28,665)	(24,570)
Interest received	285	115	608	259
Net Cash used in investing activities	**(32,226)**	**(24,863)**	**(33,713)**	**(25,038)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Funds from/(to) minority shareholders	1,528	2,227	(14,903)	4,798
Funds from associated companies	685	150	710	200
(Reduction in)/additional borrowings	(102,330)	28,867	(131,180)	(2,060)
Net Cash (used in)/generated from financing activities	**(100,117)**	**31,244**	**(145,373)**	**2,938**
Net (decrease)/increase in cash and cash equivalents	**(73,590)**	**14,775**	**12,063**	**9,812**
Cash and cash equivalents as at the beginning of the period	223,606	66,189	137,953	71,152
Cash and cash equivalents as at the end of the period	**150,016**	**80,964**	**150,016**	**80,964**

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

STATEMENTS OF CHANGES IN EQUITY FOR THE QUARTER ENDED 30 JUNE

	Share capital $'000	Revaluation reserve $'000	Share premium $'000	Dividend reserve $'000	Retained profits $'000	Total $'000
Group						
Balance as at 1/4/2002	525,000	337,984	324,768	23,783	361,566	1,573,101
Net profit for the period	-	-	-	-	34,152	34,152
Dividend paid for the previous year	-	-	-	(23,783)	(787)	(24,570)
Balance as at 30/6/2002	**525,000**	**337,984**	**324,768**	**-**	**394,931**	**1,582,683**
Balance as at 1/4/2003	525,000	321,941	324,768	28,665	401,631	1,602,005
Net profit for the period	-	-	-	-	13,417	13,417
Dividend paid for the previous year	-	-	-	(28,665)	-	(28,665)
Balance as at 30/6/2003	**525,000**	**321,941**	**324,768**	**-**	**415,048**	**1,586,757**
Company						
Balance as at 1/4/2002	525,000	-	324,768	23,783	517,012	1,390,563
Net profit for the period	-	-	-	-	13,007	13,007
Dividend paid for the previous year	-	-	-	(23,783)	(787)	(24,570)
Balance as at 30/6/2002	**525,000**	**-**	**324,768**	**-**	**529,232**	**1,379,000**
Balance as at 1/4/2003	525,000	-	324,768	28,665	508,487	1,386,920
Net profit for the period	-	-	-	-	1,120	1,120
Dividend paid for the previous year	-	-	-	(28,665)	-	(28,665)
Balance as at 30/6/2003	**525,000**	**-**	**324,768**	**-**	**509,607**	**1,359,375**

File No. 82-4959

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

STATEMENTS OF CHANGES IN EQUITY FOR THE HALF YEAR ENDED 30 JUNE:

	Share capital $'000	Revaluation reserve $'000	Share premium $'000	Dividend reserve $'000	Retained profits $'000	Total $'000
Group						
Balance as at 1/1/2002						
- As previously reported	525,000	310,034	324,768	23,783	352,639	1,536,224
- Effect due to changes in accounting policies	-	27,950	-	-	(27,950)	-
- As Restated	525,000	337,984	324,768	23,783	324,689	1,536,224
Net profit for the period	-	-	-	-	71,029	71,029
Dividend paid for the previous year	-	-	-	(23,783)	(787)	(24,570)
Balance as at 30/6/2002	525,000	337,984	324,768	-	394,931	1,582,683
Balance as at 1/1/2003	525,000	321,941	324,768	28,665	379,355	1,579,729
Net profit for the period	-	-	-	-	35,693	35,693
Dividend paid for the previous year	-	-	-	(28,665)	-	(28,665)
Balance as at 30/6/2003	525,000	321,941	324,768	-	415,048	1,586,757
Company						
Balance as at 1/1/2002	525,000	-	324,768	23,783	516,623	1,390,174
Net profit for the period	-	-	-	-	13,396	13,396
Dividend paid for the previous year	-	-	-	(23,783)	(787)	(24,570)
Balance as at 30/6/2002	525,000	-	324,768	-	529,232	1,379,000
Balance as at 1/1/2003	525,000	-	324,768	28,665	505,828	1,384,261
Net profit for the period	-	-	-	-	3,779	3,779
Dividend paid for the previous year	-	-	-	(28,665)	-	(28,665)
Balance as at 30/6/2003	525,000	-	324,768	-	509,607	1,359,375

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

There were no changes in the Company's share capital during the six months ended 30 June 2003.

As at 30 June 2003, there were 11,124,000 unissued shares of $0.50 each under the Allgreen Share Option Scheme 2002.

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have not been audited.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as compared with the audited financial statements for the year ended 2002.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Not applicable.

6. **Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends**

	Group		Group	
	Quarter ended 30 June		Half year ended 30 June	
	2003	2002	2003	2002
Earnings per ordinary share (cents)				
- Basic	1.28	3.25	3.40	6.76
- Diluted	1.28	3.25	3.40	6.75

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year**

	Group		Company	
	30/06/03	31/12/02	30/06/03	31/12/02
	S$	S$	S$	S$
Net asset value per ordinary share on issued share capital at the end of the period	1.51	1.50	1.29	1.32

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on

2Q 2003 vs 2Q 2002

The Group's revenue declined by 62.7% to S$43.7 million in 2Q 2003 from S$117.2 million in 2Q 2002. This was largely due to a sharp drop in revenue from development properties. The lower revenue from Traders Hotel also contributed to the decline.

The sharp drop in revenue of development properties was due to lower sales recognition of all launched projects. In 2Q 2002, the receipt of TOP of Horizon Gardens at Ang Mo Kio and the higher sales recognition of Queens at Stirling Road boosted the revenue from development properties. In 2Q 2003, the Iraq War and the outbreak of SARS severely reduced the occupancy and business at the Traders Hotel.

Depreciation was lower in 2Q 2003 because certain assets have been fully depreciated. The overall expenses were lower in line with lower revenue. Interest expense was lower due to lower borrowings and lower interest rates.

In 2Q 2003, the effective tax rate was lower than the statutory rate mainly because of the tax benefit of group relief. Tax in 2Q 2002 was significantly reduced because of the write-back of an over-provision of S$4.9 million in respect of prior years arising from the reduction in the tax rate from 24.5% to 22.0% announced on Budget Day in May 2002. Additionally, there was certain income that was non-taxable in nature which resulted in the lower effective rate.

The reduction in revenue resulted in the Group's profit attributable to shareholders declining to S$13.4 million in 2Q 2003 from S$34.2 million in 2Q 2002.

1H 2003 vs 1H 2002

In view of economic uncertainties, the Group deferred new launches in 1H 2003. This, coupled with lower sales recognition of development properties largely accounted for the 50.2% drop in revenue in 1H 2003, as compared to 1H 2002.

Correspondingly, the Group's profit attributable to shareholders also declined to S$35.7 million in 1H 2003 from S$71.0 million in 1H 2002.

However, the Group had pared down its borrowings to S$882.0 million as at 30/6/2003 from S$1,018.8 million as at 31/12/2002, resulting in an improvement in the debt equity ratio of 0.56 from 0.64.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

The results for the quarter ended 30 June 2003 was in line with the prospect statement made in the first quarter of 2003.

10. A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

With the pending announcement on CPF cuts, we see the residential market remaining sluggish for the rest of the year. Our office and retail rental revenues are likely to drop for 2H 2003, whilst our serviced apartments occupancy is expected to remain stable. At Traders Hotel, whilst occupancy has improved from the lows of April and May 2003, a return to pre-SARS levels is unlikely until the end of the year. Notwithstanding, 2H 2003 is expected to be profitable.

The Group is preparing to launch three projects between 4Q 2003 and 1Q 2004, if market conditions permit. These are Cherry Gardens at Lorong Ong Lye, The Shaughnessy at Miltonia Close/Yishun Ave 1 and Baywater at Bedok Reservoir Road/Bedok North Avenue 3.

11. Dividend

(a) Current Financial Period Reported On
Any dividend recommended for the current financial period reported on ? No

(b) Corresponding Period of the Immediately Preceding Financial Year
Any dividend declared for the corresponding period of the immediately preceding year? No

(c) Date payable
Not applicable.

(d) Books closure date
Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect

No dividend has been declared or recommended for the six months ended 30 June 2003.

BY ORDER OF THE BOARD

MS ISOO TAN
COMPANY SECRETARY
27/08/2003